DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net


                                                    November 3, 2011


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 9 to Registration Statement on Form S-1
	Filed September 13, 2011
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated October 21, 2011 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 9 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Proposed Milestones, page 30

1.	In accordance with the staff's request, please be advised that the
Registration Statement has been revised accordingly to set forth more detailed milestones.

Securities and Exchange Commission
Page Two
November 3, 2011





Statement of Operations, page F-3

2.	In accordance with the staff's request, please be advised that per share information from inception has been removed.

Report of Independent Accountants, page F-11

3.	In accordance with the staff's request, please be advised that the auditor's report has been revised accordingly.

Please be further advised that the Company's prior auditor has resigned. The board of directors of the Company approved the engagement of a new auditor. Therefore, this disclosure together with the letter from the prior auditor as an exhibit has been added to the disclosure in the Registration Statement.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy
Diane D. Dalmy